Exhibit C

Explanatory Note

The first sentence in the fourth paragraph of the press release issued by the Company July 26, 2010 entitled “Ceragon Networks Reports Second Quarter 2010 Financial Results” should be corrected to read as follows:

“On a non-GAAP basis, net income for the second quarter, excluding $852,000 of equity-based compensation expenses and the $1.15 million one-time expense for technology, was $4.6 million, or $0.13 per basic and diluted share.”